Blox, Inc.
Suite 600-666 Burrard Street
Vancouver, BC  V6C 3P6

March 18, 2014

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	Jennifer Thompson Accounting Branch Chief

Dear Sirs:

RE:	Blox, Inc. (the “Company”) Item 4.01 Form 8-K Filed March 5, 2014 File No. 000-53565

The Company writes in response to your letter of March 13, 2014 to Robert Abenante, Chief Executive Officer of the Company, with respect to the Form 8-K filed by the Company on March 5, 2014. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of March 15, 2014.

Form 8-K Filed March 5, 2014

Item 4.01 Changes in Registrant’s Certifying Accountant, page 36

1.	Please amend your Form 8-K to clearly state whether DMCL Chartered Accountants LLP (DMCL) resigned, declined to stand for re-election or was dismissed. Based on your disclosures, we assume that this firm was dismissed in connection with the reverse merger; however, this is not clear. Refer to Item 304(a)(1)(i) of Regulation S-K.

The Company has amended the disclosure on page 36 to confirm that DMCL was dismissed in connection with the reverse merger.

2.	You state that in connection with the audit of your financial statements for the two most recent fiscal years ended March 31, 2013 and 2012 and in the subsequent interim period through the date of the change of accountants on February 27, 2014, there have been no disagreements, resolved or not, with DCML, on any matters of accounting principles or practices, financial statement disclosure, or auditing score or procedure, which disagreements if not resolved to the satisfaction of DMCL would have caused them to make reference thereto in their report on the financial statements. We note that your two most recent fiscal years prior to the reverse merger were the fiscal years ended June 30, 2013 and 2012 and that these are the periods audited and reported on by DMCL. We believe you should disclose whether there were any disagreements with the former accountants, DMCL, for these periods. Accordingly, please amend your Form 8-K to disclose, if true, that there were no disagreements with DMCL during the fiscal years ended June 30, 2013 and 2012 and during the subsequent interim period through February 27, 2014. Refer to Item 304(a)(1)(iv). Please also ensure you file a new Exhibit 16 letter with your amended Form 8-K.

The Company has amended the disclosure on pages 35 and 36 to disclose that there were no disagreements with DMCL during the fiscal years ended June 30, 2013 and 2012 and during the subsequent interim period through February 27, 2014. We have also filed an updated letter from DMCL as Exhibit 16.1.

The Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments with respect to our response. Should you have any questions, please do not hesitate to contact our legal counsel, Victor Dudas, at (604) 891-7786.

Yours truly,

BLOX, INC.

/s/ Robert Abenante
Robert Abenante
Chief Executive Officer